FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        REPORT OF FOREIGN PRIVATE ISSUER


                FURNISHED PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                                   02 May 2006


                               BRITISH AIRWAYS Plc
                               (Registrant's Name)


                                 Waterside HBA3,
                                   PO Box 365
                              Harmondsworth UB7 0GB
                                 United Kingdom


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                    Form 20-F   X             Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(1)

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organised (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes              No   X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):




                                    CONTENTS

1.  Director/PDMR Shareholding
2.  Director/PDMR Shareholding
3.  Director/PDMR Shareholding
4.  Holding(s) in Company
5.  Director/PDMR Shareholding
6.  Director/PDMR Shareholding
7.  Director/PDMR Shareholding
8.  Director/PDMR Shareholding
9.  Holding(s) in Company
10. Holding(s) in Company
11. Holding(s) in Company




                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.


                                             BRITISH AIRWAYS Plc


                                             By:   /s/_________________________
                                                   Name: Alan Buchanan
                                                   Title:Company Secretary
                                                   Date  02 May 2006



                                INDEX TO EXHIBITS



Exhibit No.                 Description


1.           Director/PDMR Shareholding announcement released on 14 March 2006
2.           Director/PDMR Shareholding announcement released on 16 March 2006
3.           Director/PDMR Shareholding announcement released on 17 March 2006
4.           Holding(s) in Company announcement released on 17 March 2006
5.           Director/PDMR Shareholding announcement released on 22 March 2006
6.           Director/PDMR Shareholding announcement released on 24 March 2006
7.           Director/PDMR Shareholding announcement released on 27 March 2006
8.           Director/PDMR Shareholding announcement released on 30 March 2006
9.           Holding(s) in Company announcement released on 20 April 2006
10.          Holding(s) in Company announcement released on 20 April 2006
11.          Holding(s) in Company announcement released on 25 April 2006

Exhibit No. 1

                       British Airways Plc

Employee share schemes: Announcement of transactions in shares and change in directors' interests

On 14 March 2006 the Company received  notification from  Computershare  Trustee
(CI) Limited, the trustee of the British Airways Employee Benefits Trustees (Jersey) Limited (the "Trust") that on 13 March 2006 the Trust had sold 40,833 ordinary shares of 25p each at a price of 329.75 per share and on 14 March 2006 the Trust had sold 11,049 ordinary shares of 25p each at a price of 327.75p per share.

The executive directors of the Company listed below, as well as other employees of the Company, are potential beneficiaries of the Trust. As such, they are deemed to be interested in the shares held by the Trust. Accordingly, the number of shares in which the directors are interested decreased by 51,932.

The relevant executive directors are Willie Walsh, Martin George and Keith Williams.

This announcement is made under Section 329 of the Companies Act 1985 and Disclosure Rule 3.1.4.

Contact
Alan Buchanan, Company Secretary
Tel: 0208 738 5119

Exhibit No. 2



                           British Airways Plc

Employee share schemes: Announcement of transactions in shares and change in directors' interests

On 15 March 2006 the Company received  notification from  Computershare  Trustee
(CI) Limited, the trustee of the British Airways Employee Benefits Trustees (Jersey) Limited (the "Trust") that on 15 March 2006 the Trust had sold 15,576 ordinary shares of 25p each at a price of 333p per share and 20,441 ordinary shares of 25p each at a price of 336.75p per share.

The executive directors of the Company listed below, as well as other employees of the Company, are potential beneficiaries of the Trust. As such, they are deemed to be interested in the shares held by the Trust. Accordingly, the number of shares in which the directors are interested decreased by 36,017 on the date of sale.

The relevant executive directors are Willie Walsh, Martin George and Keith Williams.

This announcement is made under Section 329 of the Companies Act 1985 and Disclosure Rule 3.1.4.

Contact
Alan Buchanan, Company Secretary
Tel: 0208 738 5119

Exhibit No. 3

                                British Airways Plc

Employee share schemes: Announcement of transactions in shares and change in directors' interests

On 17 March 2006 the Company received  notification from  Computershare  Trustee
(CI) Limited, the trustee of the British Airways Employee Benefits Trustees (Jersey) Limited (the "Trust") that on 16 March 2006 the Trust had sold 60,415 ordinary shares of 25p each at prices ranging from 340.0p to 343.75p per share.

The executive directors of the Company listed below, as well as other employees of the Company, are potential beneficiaries of the Trust. As such, they are deemed to be interested in the shares held by the Trust. Accordingly, the number of shares in which the directors are interested decreased by 60,415 on the date of sale.

The relevant executive directors are Willie Walsh, Martin George and Keith Williams.

This announcement is made under Section 329 of the Companies Act 1985 and Disclosure Rule 3.1.4.

Contact
Alan Buchanan, Company Secretary
Tel: 0208 738 5119

Exhibit No. 4


                            SCHEDULE 10

          NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

British Airways Plc

2. Name of shareholder having a major interest

Deutsche Bank AG

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

As above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Deutsche Bank AG

5. Number of shares / amount of stock acquired

N/a

6. Percentage of issued class

N/a

7. Number of shares / amount of stock disposed

834,101

8. Percentage of issued class

0.07%

9. Class of security

ordinary shares of 25p

10. Date of transaction

Not known

11. Date company informed

17 March 2006

12. Total holding following this notification

45,208,635

13. Total percentage holding of issued class following this notification

3.99%

14. Any additional information



15. Name of contact and telephone number for queries

Alan Buchanan, 020 8738 5119

16. Name and signature of authorised company official responsible for making this notification

Alan Buchanan, Company Secretary

Date of notification

17 March 2006

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

Exhibit No. 5


                                  British Airways Plc

Employee share schemes: Announcement of transactions in shares and change in directors' interests

On 21 March 2006 the Company received  notification from  Computershare  Trustee
(CI) Limited, the trustee of the British Airways Employee Benefits Trustees (Jersey) Limited (the "Trust") that on 17 and 20 March 2006 the Trust had sold 10,903 and 10,000 ordinary shares of 25p each at prices of 355p and 356p per share.

The executive directors of the Company listed below, as well as other employees of the Company, are potential beneficiaries of the Trust. As such, they are deemed to be interested in the shares held by the Trust. Accordingly, the number of shares in which the directors are interested decreased by 20,903 on the date of sale.

The relevant executive directors are Willie Walsh, Martin George and Keith Williams.

This announcement is made under Section 329 of the Companies Act 1985 and Disclosure Rule 3.1.4.

Contact
Alan Buchanan, Company Secretary
Tel: 0208 738 5119

Exhibit No. 6


                                 British Airways Plc

Employee share schemes: Announcement of transactions in shares and change in directors' interests

On 24 March 2006 the Company received  notification from  Computershare  Trustee
(CI) Limited, the trustee of the British Airways Employee Benefits Trustees (Jersey) Limited (the "Trust") that on 23 March 2006 the Trust had sold 117,291ordinary shares of 25p each at prices ranging from 365.75p to 374p per share.

The executive directors of the Company listed below, as well as other employees of the Company, are potential beneficiaries of the Trust. As such, they are deemed to be interested in the shares held by the Trust. Accordingly, the number of shares in which the directors are interested decreased by 117,291 on the date of sale.

The relevant executive directors are Willie Walsh, Martin George and Keith Williams.

This announcement is made under Section 329 of the Companies Act 1985 and Disclosure Rule 3.1.4.

Contact
Alan Buchanan, Company Secretary
Tel: 0208 738 5119

Exhibit No. 7


                          British Airways Plc

Employee share schemes: Announcement of transactions in shares and change in directors' interests

On 27 March 2006 the Company received  notification from  Computershare  Trustee
(CI) Limited, the trustee of the British Airways Employee Benefits Trustees (Jersey) Limited (the "Trust") that on 24 March 2006 the Trust had sold 7,734 ordinary shares of 25p each at a price of 354p per share and that on 27 March 2006 the Trust.sold 163,551 ordinary shares of 25p each at a price of 354.75p per share.

The executive directors of the Company listed below, as well as other employees of the Company, are potential beneficiaries of the Trust. As such, they are deemed to be interested in the shares held by the Trust. Accordingly, the number of shares in which the directors are interested decreased by 171,285.

The relevant executive directors are Willie Walsh, Martin George and Keith Williams.

This announcement is made under Section 329 of the Companies Act 1985 and Disclosure Rule 3.1.4.

Contact
Alan Buchanan, Company Secretary
Tel: 0208 738 5119

Exhibit No. 8


                             British Airways Plc

Employee share schemes: Announcement of transactions in shares and change in directors' interests

On 30 March 2006 the Company received  notification from  Computershare  Trustee
(CI) Limited, the trustee of the British Airways Employee Benefits Trustees (Jersey) Limited (the "Trust") that on 29 March 2006 the Trust had sold 64,088 ordinary shares of 25p each at a price of 353.50p per share.

The executive directors of the Company listed below, as well as other employees of the Company, are potential beneficiaries of the Trust. As such, they are deemed to be interested in the shares held by the Trust. Accordingly, the number of shares in which the directors are interested decreased by 64,088.

The relevant executive directors are Willie Walsh, Martin George and Keith Williams.

This announcement is made under Section 329 of the Companies Act 1985 and Disclosure Rule 3.1.4.

Contact
Alan Buchanan, Company Secretary
Tel: 0208 738 5119

Exhibit No. 9


                                    SCHEDULE 10

                     NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

British Airways Plc

2. Name of shareholder having a major interest

Standard Life Investments

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

As above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Vidacos Nominees - 46,762,921

5. Number of shares / amount of stock acquired

13,888,174

6. Percentage of issued class

0.12%

7. Number of shares / amount of stock disposed

N/A

8. Percentage of issued class

N/A

9. Class of security

ordinary shares of 25p

10. Date of transaction

Not Known

11. Date company informed

19 April 2006

12. Total holding following this notification

46,762,921

13. Total percentage holding of issued class following this notification

4.13%

14. Any additional information



15. Name of contact and telephone number for queries

Alan Buchanan, 020 8738 5119

16. Name and signature of authorised company official responsible for making this notification

Alan Buchanan, Company Secretary

Date of notification

20 April 2006

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material

Exhibit No. 10


                                   SCHEDULE 10

                       NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

British Airways Plc

2. Name of shareholder having a major interest

Barclays PLC

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

As above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Bank of New York                                                38,624
BARCLAYS CAPITAL NOMINEES                                       1,129,012
BARCLAYS CAPITAL NOMINEES                                       -877,441
BARCLAYS CAPITAL NOMINEES                                       -469,057
BARCLAYS CAPITAL NOMINEES                                       2,373,443
Barclays Global Investors Canada                                40,089
Barclays Trust & Co & Others                                    2,464
Barclays Trust Co R69                                           1,729
BNP PARIBAS                                                     277,361
CHASE NOMINEES LTD                                              557,317
CHASE NOMINEES LTD                                              27,874,465
CHASE NOMINEES LTD                                              464,461
CHASE NOMINEES LTD                                              359,331
CIBC MELLON GLOBAL SECURITIES                                   183,943
Clydesdale Nominees - HGB0125                                   4,080
Clydesdale Nominees - HGB0125                                   347
INVESTOR BANK AND TRUST CO                                      23,013
INVESTOR BANK AND TRUST CO                                      9,199,771
INVESTOR BANK AND TRUST CO                                      54,134
INVESTOR BANK AND TRUST CO                                      59,532
INVESTOR BANK AND TRUST CO                                      1,488,419
INVESTOR BANK AND TRUST CO                                      295,126
INVESTOR BANK AND TRUST CO                                      30,976
INVESTOR BANK AND TRUST CO                                      3,807,796
INVESTOR BANK AND TRUST CO                                      100,071
INVESTOR BANK AND TRUST CO                                      5,158
INVESTOR BANK AND TRUST CO                                      1,222,685
INVESTOR BANK AND TRUST CO                                      8,847
INVESTOR BANK AND TRUST CO                                      2,924,819
INVESTOR BANK AND TRUST CO                                      598,942
INVESTOR BANK AND TRUST CO                                      50,812
INVESTOR BANK AND TRUST CO                                      139,196
INVESTOR BANK AND TRUST CO                                      1,497,426
INVESTOR BANK AND TRUST CO                                      163,863
INVESTOR BANK AND TRUST CO                                      15,321
JP MORGAN (BGI CUSTODY)                                         320,553
JP MORGAN (BGI CUSTODY)                                         33,862
JP MORGAN (BGI CUSTODY)                                         626,866
JP MORGAN (BGI CUSTODY)                                         1,061,938
JP MORGAN (BGI CUSTODY)                                         71,859
JP MORGAN (BGI CUSTODY)                                         350,934
JP MORGAN (BGI CUSTODY)                                         587,748
JP MORGAN (BGI CUSTODY)                                         10,253,710
JPMORGAN CHASE BANK                                             27,192
JPMORGAN CHASE BANK                                             17,206
JPMORGAN CHASE BANK                                             18,791
JPMORGAN CHASE BANK                                             96,167
JPMORGAN CHASE BANK                                             58,563
JPMORGAN CHASE BANK                                             76,842
JPMORGAN CHASE BANK                                             81,765
JPMORGAN CHASE BANK                                             311,380
JPMORGAN CHASE BANK                                             62,367
JPMORGAN CHASE BANK                                             99,991
JPMORGAN CHASE BANK                                             27,316
JPMORGAN CHASE BANK                                             6,011
JPMORGAN CHASE BANK                                             5,101
JPMORGAN CHASE BANK                                             17,797
JPMORGAN CHASE BANK                                             1,013,122
JPMORGAN CHASE BANK                                             129,350
JPMORGAN CHASE BANK                                             1,035,521
JPMORGAN CHASE BANK                                             565,760
JPMORGAN CHASE BANK                                             34,463
JPMORGAN CHASE BANK                                             107,950
JPMORGAN CHASE BANK                                             334,119
JPMORGAN CHASE BANK                                             5,393
JPMORGAN CHASE BANK                                             1,524,647
JPMORGAN CHASE BANK                                             51,582
Master Trust Bank                                               115,106
Mellon Trust - US Custodian                                     46,894
Mellon Trust - US Custodian                                     444,308
Mellon Trust of New England                                     443,889
MITSUBISHI TRUST INTERNATIONAL                                  79,808
Mitsui Asset                                                    8,758
NORTHERN TRUST BANK - BGI SEPA                                  532,165
NORTHERN TRUST BANK - BGI SEPA                                  658,623
NORTHERN TRUST BANK - BGI SEPA                                  154,685
Reflex Nominees Limited                                         2,819
Reflex Nominees Limited                                         393
STATE STREET BANK & TRUST - WI                                  477,535
STATE STREET BOSTON                                             292,473
STATE STREET TRUST OF Canada                                    420,884
Sumitomo TB                                                     40,744
The Northern Trust Co                                           300,074
Trust & Custody Services Bank                                   5,766
TOTAL                                                           76,686,865

5. Number of shares / amount of stock acquired

N/A

6. Percentage of issued class

N/A

7. Number of shares / amount of stock disposed

39,340,355

8. Percentage of issued class

3.47%

9. Class of security

ordinary shares of 25p

10. Date of transaction

Not known

11. Date company informed

20 April 2006

12. Total holding following this notification

76,686,865

13. Total percentage holding of issued class following this notification

6.77%

14. Any additional information



15. Name of contact and telephone number for queries

Alan Buchanan, 020 8738 5119

16. Name and signature of authorised company official responsible for making this notification

Alan Buchanan, Company Secretary

Date of notification

20 April 2006

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

Exhibit No. 11

                               SCHEDULE 10

                NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

British Airways Plc

2. Name of shareholder having a major interest

Barclays PLC

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

As above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

BANK OF IRELAND                                                 248,969
BANK OF IRELAND                                                 802,472
BANK OF IRELAND                                                 495,733
BANK OF IRELAND                                                 763,076
BANK OF IRELAND                                                 182,082
BANK OF IRELAND                                                 586,345
Bank of Ireland Nominees Limited                                529,366
Bank of Ireland Nominees Limited                                3,902,351
Bank of New York                                                38,624
Bank of New York                                                23,831
Bank of New York                                                472,620
Bank of New York                                                90,500
Bank of New York                                                2,595,181
Bank of New York                                                386,318
Bank of New York                                                1,017,418
Bank of New York                                                1,254,849
Bank of New York                                                291,498
BARCLAYS CAPITAL NOMINEES                                       -929,465
BARCLAYS CAPITAL NOMINEES                                       -402,744
BARCLAYS CAPITAL NOMINEES                                       2,385,157
BARCLAYS CAPITAL NOMINEES                                       1,201,177
Barclays Global Investors Canada                                40,089
Barclays Noms Monument R97                                      24,917
Barclays Trust & Co & Others                                    2,464
Barclays Trust Co R69                                           1,729
Barclayshare Nominees Limited                                   11,143
BNP PARIBAS                                                     277,361
BNY (OCS) NOMINEES LTD                                          211,759
BNY (OCS) NOMINEES LTD                                          509,968
BT GLOBENET NOMINEES LTD                                        154,696
CHASE NOMINEES LTD                                              557,317
CHASE NOMINEES LTD                                              162,496
CHASE NOMINEES LTD                                              160,226
CHASE NOMINEES LTD                                              1,114,143
CHASE NOMINEES LTD                                              1,574,636
CHASE NOMINEES LTD                                              27,874,465
CHASE NOMINEES LTD                                              416,536
CHASE NOMINEES LTD                                              67,076
CHASE NOMINEES LTD                                              131,839
CHASE NOMINEES LTD                                              361,472
CHASE NOMINEES LTD                                              464,461
CHASE NOMINEES LTD                                              359,331
CHASE NOMINEES LTD                                              1,024,713
CHASE NOMINEES LTD                                              37,521
CHASE NOMINEES LTD                                              305,369
CIBC MELLON GLOBAL SECURITIES                                   183,943
CITIBANK                                                        92,234
CITIBANK                                                        281,983
CITIBANK                                                        282,798
CITIBANK                                                        33,209
Clydesdale Nominees - HGB0125                                   4,080
Clydesdale Nominees - HGB0125                                   347
CREDIT SUISSE ASSET MANAGEMENT                                  44,253
DEUTSCHE BANK LONDON                                            11,505
DEUTSCHE BANK LONDON                                            1,726,595
HSBC                                                            678,175
HSBC                                                            36,624
INVESTOR BANK AND TRUST CO                                      23,013
INVESTOR BANK AND TRUST CO                                      9,199,771
INVESTOR BANK AND TRUST CO                                      54,134
INVESTOR BANK AND TRUST CO                                      59,532
INVESTOR BANK AND TRUST CO                                      1,488,419
INVESTOR BANK AND TRUST CO                                      295,126
INVESTOR BANK AND TRUST CO                                      30,976
INVESTOR BANK AND TRUST CO                                      3,807,796
INVESTOR BANK AND TRUST CO                                      100,071
INVESTOR BANK AND TRUST CO                                      5,158
INVESTOR BANK AND TRUST CO                                      1,222,685
INVESTOR BANK AND TRUST CO                                      8,847
INVESTOR BANK AND TRUST CO                                      2,924,819
INVESTOR BANK AND TRUST CO                                      598,942
INVESTOR BANK AND TRUST CO                                      50,812
INVESTOR BANK AND TRUST CO                                      139,196
INVESTOR BANK AND TRUST CO                                      1,497,426
INVESTOR BANK AND TRUST CO                                      166,464
INVESTOR BANK AND TRUST CO                                      15,321
JP MORGAN (BGI CUSTODY)                                         99,991
JP MORGAN (BGI CUSTODY)                                         19,937
JP MORGAN (BGI CUSTODY)                                         107,950
JP MORGAN (BGI CUSTODY)                                         320,553
JP MORGAN (BGI CUSTODY)                                         33,862
JP MORGAN (BGI CUSTODY)                                         626,866
JP MORGAN (BGI CUSTODY)                                         1,061,938
JP MORGAN (BGI CUSTODY)                                         71,859
JP MORGAN (BGI CUSTODY)                                         350,934
JP MORGAN (BGI CUSTODY)                                         587,748
JP MORGAN (BGI CUSTODY)                                         10,253,710
JP MORGAN (BGI CUSTODY)                                         200,974
JP MORGAN (BGI CUSTODY)                                         82,905
JP MORGAN (BGI CUSTODY)                                         5,238
JP MORGAN (BGI CUSTODY)                                         27,192
JP MORGAN (BGI CUSTODY)                                         6,913
JP MORGAN (BGI CUSTODY)                                         67,496
JP MORGAN (BGI CUSTODY)                                         26,618
JP MORGAN (BGI CUSTODY)                                         2,934,280
JP MORGAN (BGI CUSTODY)                                         640,913
JP MORGAN (BGI CUSTODY)                                         28,190
JP MORGAN (BGI CUSTODY)                                         140,859
JP MORGAN (BGI CUSTODY)                                         310,472
JP MORGAN (BGI CUSTODY)                                         203,986
JPM FRANKFURT                                                   170,394
JPMORGAN CHASE BANK                                             1,524,647
JPMORGAN CHASE BANK                                             17,797
JPMORGAN CHASE BANK                                             51,582
JPMORGAN CHASE BANK                                             5,101
JPMORGAN CHASE BANK                                             311,380
JPMORGAN CHASE BANK                                             58,563
JPMORGAN CHASE BANK                                             17,206
JPMORGAN CHASE BANK                                             6,011
JPMORGAN CHASE BANK                                             1,071,566
JPMORGAN CHASE BANK                                             96,167
JPMORGAN CHASE BANK                                             19,937
JPMORGAN CHASE BANK                                             5,393
JPMORGAN CHASE BANK                                             99,991
JPMORGAN CHASE BANK                                             565,760
JPMORGAN CHASE BANK                                             129,350
JPMORGAN CHASE BANK                                             81,765
JPMORGAN CHASE BANK                                             27,316
JPMORGAN CHASE BANK                                             62,367
JPMORGAN CHASE BANK                                             34,463
JPMORGAN CHASE BANK                                             107,950
JPMORGAN CHASE BANK                                             1,050,569
JPMORGAN CHASE BANK                                             334,119
JPMORGAN CHASE BANK                                             76,842
KAS ASSOCIATES                                                  190,157
Master Trust Bank                                               115,106
MELLON                                                          88,451
MELLON BANK                                                     1,827,067
MELLON BANK                                                     344,282
Mellon Trust - US Custodian                                     46,894
Mellon Trust - US Custodian                                     444,308
Mellon Trust of New England                                     443,889
MIDLAND BANK (HSBC BANK PLC)                                    1,485,187
MITSUBISHI TRUST INTERNATIONAL                                  79,808
Mitsui Asset                                                    8,758
NORDEA BANK                                                     191,539
NORTHERN TRUST                                                  13,258
NORTHERN TRUST                                                  31,590
NORTHERN TRUST                                                  225,867
NORTHERN TRUST                                                  247,670
NORTHERN TRUST                                                  677,034
NORTHERN TRUST                                                  1,381,902
NORTHERN TRUST BANK - BGI SEPA                                  532,165
NORTHERN TRUST BANK - BGI SEPA                                  658,623
NORTHERN TRUST BANK - BGI SEPA                                  154,685
Reflex Nominees Limited                                         2,819
Reflex Nominees Limited                                         393
STATE STREET                                                    122,288
STATE STREET                                                    548,793
STATE STREET                                                    298,243
STATE STREET                                                    23,441
STATE STREET                                                    168,959
STATE STREET                                                    21,298
STATE STREET                                                    24,971
STATE STREET                                                    22,894
STATE STREET                                                    43,568
STATE STREET BANK & TRUST - WI                                  477,535
STATE STREET BOSTON                                             292,473
STATE STREET TRUST OF Canada                                    420,884
Sumitomo TB                                                     40,744
The Northern Trust Co                                           300,074
Trust & Custody Services Bank                                   5,766
UBS                                                             19,923
ZEBAN NOMINEES LIMITED                                          90,629
TOTAL                                                           113,096,894

5. Number of shares / amount of stock acquired

36,410,029

6. Percentage of issued class

3.21%

7. Number of shares / amount of stock disposed

N/A

8. Percentage of issued class

N/A

9. Class of security

ordinary shares of 25p

10. Date of transaction

Not known

11. Date company informed

24 April 2006

12. Total holding following this notification

113,096,894

13. Total percentage holding of issued class following this notification

9.98%

14. Any additional information



15. Name of contact and telephone number for queries

Alan Buchanan, 020 8738 5119

16. Name and signature of authorised company official responsible for making this notification

Alan Buchanan, Company Secretary

Date of notification

24 April 2006

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document or material  and does not accept any  liability  for error or omission.
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for loss of business or loss of profits) arising in contract,  tort or otherwise from the use of or inability to use this document,  or any material contained in
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